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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 333-47235

                           21st Century Telecom Group, Inc.
             (Exact name of registrant as specified in its charter)

                       350 North Orleans Street, Suite 600
                             Chicago, Illinois 60654                312-955-2100
   (Address, including zip code, and telephone number, including area code, of registrant(TM)s principal executive offices)

121/4% Senior Discount Notes Due 2008 and 133/4% Senior Cumulative Exchangeable
                            Preferred Stock Due 2010
            (Title of each class of securities covered by this Form)


  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      |X|                          Rule 12h-3(b)(1)(i)    |X|
Rule 12g-4(a)(1)(ii)     |_|                          Rule 12h-3(b)(1)(ii)   |_|
Rule 12g-4(a)(2)(i)      |_|                          Rule 12h-3(b)(2)(i)    |_|
Rule 12g-4(a)(2)(ii)     |_|                          Rule 12h-3(b)(2)(ii)   |_|
                                                      Rule 15d-6             |_|

Approximate number of holders of record as of the certification or notice date:5

          Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   May 3, 2000           By:   /s/ Ronald Webster, Chief Financial Officer
      --------------                --------------------------------------------


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


                  Potential persons who are to respond to the
                collection of information contained in this form
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            the form displays a currently valid OMB control number.

SEC 2069 (3-99)